82-34978

Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

[redacted]

CH-4132 Muttenz 1, 04/11/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
A-hoc Announcement: Clariant Improves Operating Margin

- **Solid performance in the first nine months**
  - **Sales up 5% in local currency**
  - **Price increases of 6% compensate for a 15% increase in raw material costs**
  - **Operating margin before exceptionals rises to 7.7% from 6.5% in the first nine months of 2007**
  - **Cash flow from operations at CHF 174 million**
  - **Solid debt maturity profile and liquidity position**
- **Full-year outlook confirmed**
  - **Full-year operating margin above 2007 – expected between 6.5% and 6.8%**
  - **Continuing strong operating cash flow**
- **Clariant will further increase profitability and respond to the expected negative macroeconomic environment by accelerating restructuring and focusing on operational excellence**

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

11/7

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 4, 2008

Media Release

Clariant International Ltd

Clariant Improves Operating Margin

- **Solid performance in the first nine months**
  - **Sales up 5% in local currency**
  - **Price increases of 6% compensate for a 15% increase in raw material costs**
  - **Operating margin before exceptionals rises to 7.7% from 6.5% in the first nine months of 2007**
  - **Cash flow from operations at CHF 174 million**
  - **Solid debt maturity profile and liquidity position**
- **Full-year outlook confirmed**
  - **Full-year operating margin above 2007 – expected between 6.5% and 6.8%**
  - **Continuing strong operating cash flow**
- **Clariant will further increase profitability and respond to the expected negative macroeconomic environment by accelerating restructuring and focusing on operational excellence**

CEO Hariolf Kottmann commented: "Clariant has been able to improve its operational performance in a difficult macroeconomic environment by decreasing costs and increasing prices. We have built the momentum to achieve our 2008 outlook."

Muttenz, November 4, 2008 – Clariant, a world leader in specialty chemicals, today announced a 5% increase in sales in local currency. Sales in CHF declined 2% due to adverse currency effects and amounted to CHF 6.3 billion compared to CHF 6.4 billion in the previous year. Towards the end of the reporting period, volume growth was challenged by weaker demand in some businesses and regions that was compensated for by higher selling prices.

Clariant increased prices by 6%, offsetting a 15% increase in raw material costs in the first three quarters. The favorable gross margin development of recent quarters continued, demonstrated by an improvement of 0.4 percentage points compared to Full Year 2007. On a year-on-year basis the gross margin remained stable at 29.6%.

The operating margin before exceptionals reached 7.7%, compared to 6.5% in the first nine months of 2007, mainly due to systematic reduction of SG&A costs that declined to 20.2% from 20.9% on a year-on-year basis. Operating income before exceptionals amounted to CHF 488 million. As a consequence of increased raw material costs, inventories had to be revaluated which had a favorable impact on gross income and operating income of roughly CHF 30 million. Adverse currency effects had a negative impact of approximately CHF 70 million on operating income. Net income rose to CHF 170 million compared to CHF 22 million in the previous year.

Cash flow from operations has developed favorably in recent months and reached CHF 174 million from CHF 27 million in the first half of 2008. It is however still impacted by inventory build-up as a result of supply shortages of some chemical feedstock as well as by the revaluation of inventory. Hence the cash flow was CHF 146 million lower than previous year.

Clariant has favorable debt maturity profile and solid liquidity position

The company's debt maturity profile is excellent. The group does not face maturities in the capital markets (bonds, certificates of indebtedness) for the next three years until 2011 as it has refinanced all mid- and long term needs at favorable conditions between April 2006 and July 2008.

Clariant's liquidity position remains very solid. Local rollover loans - almost all of them net working capital financings - are well diversified based on a large number of banks worldwide. The absolute volume of short-term financings remains at low levels, also seen in the historic context, and the available headroom under existing committed and uncommitted credit facilities exceeds CHF 1 billion.

Restructuring according to plan with further measures to come to address macroeconomic downturn

Restructuring and impairment expenses amounted to CHF 113 million. The activities to reduce SG&A costs as well as the production site closures that were announced previously – namely in Horsforth, Coventry, Selby and Naucalpan - proceeded as planned.

Looking forward the global macroeconomic downturn will adversely impact the demand for Clariant's products and affect top-line growth. At the same time the company has to put all efforts into improving its mid- and long term competitiveness against its peers by placing the progress made in operational excellence on a sustainable platform. Hence restructuring will be

accelerated and operational excellence will be improved using a stringent six sigma approach. Clariant will put an even stronger focus on cash generation.

Divisions maintained strong focus on prices

The decisive 'price over volume' approach as well as a strong focus on lowering SG&A costs in all four divisions has been the main reason for the improvement of Clariant's operational performance.

Pigments & Additives Division has good profitability

Pigments & Additives grew 6% in local currency (-1% in CHF). The division had excellent growth in Asia, Latin America and the Middle East driven by strong demand and could withstand the continuously weak demand in the US and the decline in Europe by market share gains. The Coatings Business was the main driver for the favorable top-line development whereas the Base Products and the Plastics Businesses were slightly impacted by declining demand In the third quarter however only the Specialty Business Unit could resist the unfavorable demand development.

The division gross margin remained stable compared to the previous year, whereas the operating margin significantly increased. The negative impact of currency effects on EBIT were more than offset by the systematic implementation of the restructuring measures and the focus on cost leadership.

Textile, Leather & Paper Chemicals Division hit by unfavorable market conditions

Textile, Leather & Paper Chemicals sales declined 3% in local currency and 11% in CHF. The top line suffered from a deteriorating leather market - in particular in the third quarter - and declining demand for textile chemicals and dyes. The harsh economic climate in the US spilled over to Europe and had a negative effect on global leather and paper production. Growth in Asia and Latin America was still healthy but with a weakening trend towards the end of the period.

The profitability of the Leather and the Textile Businesses were affected by the weaker demand. The bottom line of the Paper Business suffered from an unprecedented hike in raw material costs. Good progress on implementing the cost leadership strategy mitigated the impact on the division's profitability. Gross margin and operating margin dropped on a year-on-year basis, but stabilized towards the end of the reporting period.

Healthy performance of the Masterbatches Division despite weakening demand

Clariant's Masterbatches Division grew slightly by 2% in local currency (-4% in CHF). Due to the relative proximity of the masterbatch business to the end-user markets, the division was affected by declining demand notably in the US but – particularly towards the end of the period – also in Europe and Asia. Only demand from Latin America and the Middle East remained persistently strong. The automotive market in the US, and to a lesser degree also in Europe, showed some weakness and the textile markets experienced a downturn.

The profitability of the Masterbatches Division benefited from its unique position as the global supplier of high-quality masterbatches, strengthened in July by the acquisition of US-based Rite Systems / Ricon Colors. The division compensated for the increase in raw material costs by selective price increases. Margins remained around previous year levels.

Strong profitable growth for Functional Chemicals Division

The Functional Chemicals Division grew 12% in local currencies (6% in CHF). Volumes showed resilience against the macroeconomic downturn in the first nine months. In particular the Agro Chemicals Business and Oil and Mining Services contributed to the favorable top-line development. The Personal Care Business also developed very positively. The division was able to offset a declining demand in the US by market share gains.

Functional Chemicals was able to compensate for the rising raw material costs by price increases. Gross margin and operating profit could be increased on a year-on-year basis. The Detergents and Intermediates Business continued its turnaround. The cash flow of the Division showed a negative trend towards the end of the period mainly due to inventory build up resulting from the anticipated shut down of a supplying ethylene cracker in Germany from late September to beginning of November.

Outlook for 2008 confirmed

Clariant's focus during the remainder of the year will be on continuous cash generation, cost reduction and price increases.

Despite an increasingly unfavorable macroeconomic environment, Clariant expects an improved operating margin before exceptional items of between 6.5% and 6.8% and a strong cash flow from operations.

"Going forward, we will accelerate our restructuring efforts and focus on operational excellence in order to significantly increase profitability and respond to expected negative market developments resulting from an extremely challenging macroeconomic environment", said Hariolf Kottmann.

- end -

Contacts

Media Relations

Arnd Wagner Phone +41 61 469 61 58

Investor Relations

Ulrich Steiner Phone +41 61 469 67 45

Key Financial Group Figures								
	Nine Month				*Third Quarter*			
Continuing operations:	*2008*		*2007*		*2008*		*2007*	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	6'327	100	6447	100	2094	100	2111	100
Local currency growth (LC):	5%				5%			
Organic growth[1]	4%				5%			
Acquisitions/Divestitures	1%				0%			
Currencies	-7%				-6%			
Gross profit	1'874	29.6	1908	29.6	615	29.4	611	28.9
EBITDA before exceptionals	679	10.7	618	9.6	242	11.6	188	8.9
EBITDA	589	9.3	538	8.3	198	9.5	132	6.3
Operating income before exceptionals	488	7.7	417	6.5	178	8.5	123	5.8
Operating income	377	6.0	271	4.2	119	5.7	5	0.2
Net income from continuing operations	171	2.7	129	2.0	79	3.8	-45	-2.1
Net income	170	2.7	22	0.3	78	3.7	-51	-2.4
Operating cash flow (total operations)	174		320		147		266	
Discontinued operations:								
Sales	0		81		0		0	
Net loss from discontinued operations	-1		-107		-1		-6	
Other key figures:								
Net debt	1'432		1361					
Equity (including minorities)	2'362		2372					
Gearing	61%		57%					
Number of employees	20'325		20931					

[1]Throughout this statement the term "organic growth" is being used. It means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Head-quartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organ-ized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END